UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58





UNITIL CORPORATION
(Name of Registered Holding Company)


6 Liberty Lane West, Hampton, New Hampshire  03842-1720
(Address of principal executive offices)



ITEM 1 - ORGANIZATION CHART



Name of      Energy or     Date of        State of      Percentage   Nature of
reporting    gas-related   organization   organization  of voting    business
company      company                                     securities
                                                          held
Unitil
Corporation   Energy        5/26/93         NH           100%        Energy
                                                                     Marketing
   Unitil Resources, Inc.                                            and
                                                                     Consulting

Description of Various Consulting, Energy Marketing, Energy Management and Other Activities Undertaken by Unitil Resources Inc.:

	Staff providing services under the activities listed below (unless otherwise indicated) are located at Unitil Service Corp. (Unitil Service), 6 Liberty Lane West, Hampton, NH 03842-1720, where most client work is performed. From time to time staff visit other locations, predominately in New England, representing client interests.

Consulting Services


Sale of Survey Information. During the first quarter of 1997, Unitil Resources, in partnership with The Delahaye Group (a New Hampshire-based market research firm), began to market and sell a report analyzing the New Hampshire Pilot Program, and which provided the results of a survey completed in late 1996 of Pilot Program participants. The two entities are equally dividing the revenues from the sale of these reports, which are priced at $5,000. Unitil did not receive any revenue from this service in the first quarter of 1998.

Energy Marketing Activities

New Hampshire Pilot Program. As of July 1, 1996, Unitil Resources became eligible to begin marketing electricity at retail to statewide participants in the New Hampshire Pilot Program. This program, which originally was scheduled to last 24 months, allows 3% of all electric customers in the State of New Hampshire to purchase electricity from the supplier of their choice. The State of New Hampshire recently extended this program beyond the original 24 month period. Revenues generated from this activity during the first quarter of 1998 were $159,088.



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Associate           Reporting
company             company           Type                     Net
advancing           receiving         of                       Change
funds               funds             transaction              in contributions

Unitil              Unitil            Capital contribution     90,000
Corporation         Resources
                    Inc.


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

	None.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate   Reporting
company     company     Types of     Direct   Indirect            Total
rendering   receiving   services     costs    costs     Cost of   amount
services    services    rendered     charged  charged   capital   billed

Unitil      Unitil      Energy       $17,152  $20,052   $0        $37,204
Service     Resources   Marketing
Corp.       Inc.        and
                        Consulting

	Staff involved in providing service to Unitil Resources, Inc. (Unitil Resources) are located at Unitil Service Corp. (Unitil Service). Service is provided to Unitil Resources pursuant to a service agreement between Unitil Service and Unitil Resources dated July 1, 1993. Consulting services provided by Unitil Service during the first quarter of 1998 included regulatory, finance, accounting, marketing, energy management and administrative services.



ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in Thousands)


Investments in Energy-related Companies:
   Total consolidated capitalization
   as of March 31, 1998                             $136,372
   Total capitalization multiplied by 15%                    20,456

   Greater of $50 million or line 2                                  $50,000

   Total current aggregate investment:
      Energy-related business:
         Unitil Resources, Inc.                                 190

         Total current aggregate investment                              190

   Difference between the greater of $50 million
   or 15% of capitalization and the total aggregate
   investment of the registered holding company
   system (line 3 less line 4)                                       $49,810



Investments in Gas-related Companies

	None.


ITEM 5 - OTHER INVESTMENTS



                          Other             Other             Reason for
Major line of             investment in     investment in     difference in
energy-related            last U-9C-3       this U-9C-3       other
business                  report            report            investment

Energy Marketing          $10,000 *          $0                 n/a
and Consulting


* The initial investment by Unitil Corporation in Unitil Resources, Inc. was $10,000.















ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.  Financial Statements - Page 1 of 2


Unitil Resources, Inc.
(A Wholly-owned Subsidiary of Unitil Corporation)

BALANCE SHEET
(UNAUDITED)

                            March 31, 1998
ASSETS:

Current Assets:
   Cash                                   $147,939
   Accounts Receivable                      94,229
   Prepayments                               2,155
   Unbilled and Accrued Revenue             88,327
      Total Current Assets                 332,650


Total Assets                              $332,650

LIABILITIES AND
  STOCKHOLDERS EQUITY:

Current Liabilities:
   Accounts Payable                        $65,425
   Notes Payable                           286,396
   Taxes Accrued & Other                   (90,553)
      Total Current Liabilities            261,268

Stockholder's Equity:
   Common Stock, $1.00 par value
      Authorized - 10,000 shares
      Outstanding - 10,000 shares              100
   Premium on Common Stock                   9,900
   Miscellaneous Paid in Capital           190,000
   Retained Earnings                      (128,618)
      Total Stockholder's Equity            71,382

Total Liabilities and Equity              $332,650



ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.  Financial Statements - Page 2 of 2



Unitil Resources, Inc.
(A Wholly-owned Subsidiary of Unitil Corporation)

STATEMENT OF EARNINGS
(UNAUDITED)

        Three Months Ended March 30, 1998


Revenues:
  Electric Revenues                        159,088

Operating Expenses:
   Purchased Power                         177,785
   Administrative and General               44,158
      Total Operating Expenses             221,943

 Operating (Loss) Income                   (62,855)

 Nonoperating (Expense) Income              (2,671)

Income (Loss) Before Income Taxes          (65,526)
Income Taxes:
   Current Federal                         (22,279)
   Current State                                --
      Total Income Taxes                   (22,279)

Net (Loss) Income                         $(43,247)



B.  Exhibits
None.

SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                            Unitil Corporation


                                            By:    /s/  Mark H. Collin
                                                        Mark H. Collin
                                                        Treasurer

Dated:  May 28, 1998







SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                          Unitil Corporation


                                          By:
                                              Mark H. Collin
                                              Treasurer
Dated:  May 28, 1998